Exhibit (a)(1)(G)

Press Contact:

Robert Minicucci, Warner Communications

Phone: (603) 488-5856

Mobile: (339) 206-1722

robert@warnerpr.com

Investor Inquiries:

Andrea Clegg, NightHawk Radiology Holdings, Inc.

(866) 402-4295

(208) 292-2818

aclegg@nighthawkrad.net

NightHawk Radiology Holdings, Inc. Announces Dutch Tender Offer for Its Common Stock

COEUR D’ALENE, Idaho, May 14, 2008 — NightHawk Radiology Holdings, Inc. (Nasdaq: NHWK), the leading provider of radiology solutions to radiology groups and hospitals throughout the United States, today announced that it has commenced its previously announced modified Dutch auction tender offer to purchase up to $50 million of its common stock, at a price range of $7.45 to $8.05 per share. The number of shares proposed to be purchased in the tender offer represents approximately 20.2% of NightHawk’s outstanding shares as of May 1, 2008.

The tender offer will expire at 5:00 p.m. Eastern Time on Friday, June 13, 2008, unless extended by NightHawk. Tenders of NightHawk’s common stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer.

The modified Dutch auction will allow stockholders to indicate how many shares and at which price within NightHawk’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering stockholders, NightHawk will determine the lowest price per share within the range that will enable it to purchase up to 6,211,180 shares, or such lesser number of shares as are properly tendered. All shares accepted in the tender offer will be purchased at the same price per share even if the stockholder tendered at a lower price. If the price per share determined in the tender is less than $8.05, NightHawk expects to purchase additional shares such that a total of $50 million is used to purchase NightHawk’s shares. If stockholders tender more than $50 million worth of shares at or below the determined purchase price per share, NightHawk will purchase $50 million of shares, subject to proration.

The tender is subject to conditions and other terms set forth in the tender offer materials that are being distributed to stockholders and filed with the Securities and Exchange Commission (SEC) today.

None of NightHawk, its board of directors, the dealer manager or the information agent is making any recommendation to NightHawk stockholders as to whether to tender or refrain from tendering their shares or as to the purchase price on any tender. NightHawk has been advised that none of its directors or executive officers intends to tender any shares pursuant to the offer. The dealer manager for the tender offer will be Morgan Stanley & Co. Incorporated. The Information Agent for the tender offer will be Innisfree M&A Incorporated and the Depositary for the tender offer will be Mellon Investor Services LLC.

This announcement is for informational purposes only and does not constitute an offer to purchase nor a solicitation of an offer to sell shares of NightHawk common stock. The solicitation of offers to buy shares of NightHawk common stock will only be made pursuant to the offer to purchase, dated May 14, 2008 (as may be amended or supplemented), the related letter of transmittal, and other related documents that NightHawk is sending to its stockholders. The tender offer materials contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials are being distributed by NightHawk to its stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Website at www.sec.gov and from the Information Agent.

About NightHawk

NightHawk Radiology (Nasdaq: NHWK), headquartered in Coeur d’Alene, Idaho, is leading the transformation of the practice of radiology by providing high-quality, cost-effective solutions to radiology groups and hospitals throughout the United States. NightHawk provides the most complete suite of solutions, including professional services, business services, and its advanced, proprietary clinical workflow technology, all designed to increase efficiencies and improve the quality of patient care and the lives of physicians who provide it. NightHawk’s team of U.S. board-certified, state-licensed, and hospital-privileged physicians located in the United States, Australia, and Switzerland, provides services 24 hours a day, seven days a week, for more than 750 radiology group customers and the 26% of all U.S. hospitals they serve. For more information, visit http://www.nighthawkrad.net.

Forward-Looking Statements

This press release contains forward-looking statements, such as references to commencement and completion of the tender offer and the payment for shares related thereto. These statements, including their underlying assumptions, are subject to risk and uncertainties and are not guarantees of future performance. Results may differ due to various factors, such as the possibility that stockholders may not tender their shares in the tender offer, or to other conditions to completion of the tender offer are not satisfied. For further details of these risks, you should read our filings with the Securities and Exchange Commission, including our Schedule TO and the documents referred to therein when they become available.

The statements presented in this press release speak only as of the date of the release. Except as otherwise required by applicable law, NightHawk does not undertake any obligation to publicly update its forward-looking statements based on events or circumstances after the date hereof.

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